Exhibit 99.1

100 University Avenue, 8th Floor
March 15, 2024	Toronto, ON, M5J 2Y1
www.computershare.com

To : The Securities and Exchange Commission

Subject : Joint Notice of Meeting and Record Date for the Annual General and Special Meetings of Granite Real Estate Investment Trust and Granite REIT Inc.

Dear Sir/Madam :

We advise of the following with respect to the upcoming Annual General and Special Meetings of Granite Real Estate Investment Trust and Granite REIT Inc.:

Meeting Type :	Annual General and Special Meetings
Record Date for Notice of Meeting :	April 10, 2024
Record Date for Voting (if applicable) :	April 10, 2024
Beneficial Ownership Determination Date :	April 10, 2024
Meeting Date :	June 6, 2024
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO :	No
Issuer paying for delivery to OBO :	Yes

Notice and Access (NAA) Requirements :
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria :	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria :	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
STAPLED UNITS (consisting of Trust Units of Granite Real Estate Investment Trust and Common Shares of Granite REIT Inc.)	387437114	CA3874371147

Sincerely,

Computershare

Agent for GRANITE REAL ESTATE INVESTMENT TRUST & GRANITE REIT INC.